FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

☞ 9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
[redacted] 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

02042095

24 JUN 2002

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 25 2002
WASH. D.C. 154

SUPPL

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a printed copy of the circular dated 24th June, 2002 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, 620 Avenue of the Americas, 6th Floor
New York, N.Y. 10011, U.S.A.

6/26

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Resources Enterprise, Limited, you should immediately hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHINA RESOURCES ENTERPRISE, LIMITED

(incorporated in Hong Kong under the Companies Ordinance)

CONNECTED TRANSACTION

ACQUISITION OF EQUITY INTERESTS IN

CHINA VANGUARD SUPER DEPARTMENT CO., LTD.

Independent Financial Adviser to the Independent Board Committee

DBS ASIA CAPITAL LIMITED

A letter from the Independent Board Committee dated 24th June, 2002 containing its recommendations in respect of the Acquisition and the possible exercise of the Option is set out on page 9 of this circular. A letter from DBS Asia, the independent financial adviser, containing its advice to the Independent Board Committee is set out on pages 10 to 14 of this circular.

A notice convening an extraordinary general meeting of China Resources Enterprise, Limited to be held at Room 3908, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Wednesday, 10th July, 2002 at 10:00 a.m. is set out on pages 26 to 27 of this circular. A form of proxy is also enclosed. Whether or not you are able to attend and vote at the extraordinary general meeting, you are requested to complete the enclosed proxy form and return it to the Company at Room 3908, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the extraordinary general meeting. Completion and return of the proxy form will not preclude you from subsequently attending and voting at the extraordinary general meeting or any adjourned meetings should you so wish.

24th June, 2002

CONTENTS

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

"Acquisition"	the acquisition of the 65 per cent equity interests in Vanguard as provided under the Acquisition Agreement
"Acquisition Agreement"	the acquisition agreement dated 3rd June, 2002 entered into between the Company and the Vendors in relation to the Acquisition
"Approval Authority"	in relation to any matter, all the relevant PRC approval authorities whose consents and approvals are required under the relevant PRC laws and regulations
"Board"	the board of Directors
"China Resources Holdings"	China Resources (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of the Company
"Company"	China Resources Enterprise, Limited
"Completion Date"	the date falling on the 10th business day after the satisfaction of all Conditions and delivery to the Company of certain completion documents as specified under the Acquisition Agreement
"Conditions"	the conditions precedent for the completion of the Acquisition Agreement
"CRNC"	中國華潤總公司 (China Resources National Corporation), a state-owned enterprise established in the PRC
"DBS Asia"	DBS Asia Capital Limited, an investment adviser and securities dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), appointed by the Company to advise the Independent Board Committee in connection with the Acquisition and the possible exercise of the Option
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company to be held at Room 3908, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong, at 10:00 a.m. on Wednesday on 10th July, 2002 for the purposes of approving the Acquisition and the possible exercise of the Option, a notice of which is set out on page 26 to 27 of this circular
"Group"	the Company and its subsidiaries
"Historical Cost"	the weighted average costs of investments of the Vendors in the Remaining Interests, currently at RMB200,400,000 (equivalent to approximately HK$188,376,000), together with any additional future capital contributions as may be subsequently provided by CRNC or its subsidiaries (as holder of the Remaining Interests) to Vanguard

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent committee of the board of directors comprising the two independent non-executive directors namely, Dr. Chan Po Fun, Peter and Mr. Houang Tai Ninh
"Independent Shareholders"	being those Shareholders other than China Resources Holdings and its associates as defined under the Listing Rules
"Latest Practicable Date"	17th June, 2002, being the latest practicable date for ascertaining certain information in this document
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Option"	the call option(s) of the Company to acquire from CRNC any part of the Remaining Interests as provided under the Option Agreement
"Option Agreement"	the Option Agreement dated 3rd June, 2002 entered into between the Company and CRNC
"Option Interests"	any part of the Remaining Interests in respect of which an Option is exercised
"PRC"	People's Republic of China
"Remaining Interests"	the remaining equity interests (currently 35 per cent) in Vanguard held by CRNC or any of its subsidiaries from time to time
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"Share(s)"	share(s) of HK$1.00 (each) in the share capital of the Company
"Shareholder(s)"	the holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vanguard"	萬佳百貨股份有限公司 (China Vanguard Super Department Co., Ltd.), proposed to be renamed as 華潤萬佳有限公司 (China Resources Vanguard Co., Ltd.)
"Vendors"	CRNC and Zhong Run
"Zhong Run"	中潤國內貿易公司, a wholly-owned subsidiary of CRNC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC

Note: For the purpose of illustration only, the translation of RMB into HK$ is based on the exchange rate of RMB1 to HK$0.94. Such translation should not be considered as a representation that the amounts in question have been, could have been or could be converted at any particular rate or at all.

CHINA RESOURCES ENTERPRISE, LIMITED

(incorporated in Hong Kong under the Companies Ordinance)

Directors:
Ning Gaoning *(Chairman)*
Song Lin *(Deputy Chairman and Managing Director)*
Chen Shulin *(Deputy Managing Director)*
Qiao Shibo *(Deputy Managing Director)*
Yan Biao *(Deputy Managing Director)*
Keung Chi Wang, Ralph *(Deputy Managing Director)*
Lau Pak Shing
Chan Wai Mo
Wang Qun
Zhong Yi
Kwong Man Him
Jiang Wei*
Xie Shengxi*
Chan Po Fun, Peter+
Houang Tai Ninh+
Loo Wun Loong, John+

* *non-executive directors*
\+ *independent non-executive directors*

Registered Office and Head Office:
Room 3908
China Resources Building
26 Harbour Road
Wanchai
Hong Kong

24th June, 2002

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

ACQUISITION OF EQUITY INTERESTS IN VANGUARD

INTRODUCTION

The Board has announced that on 3rd June, 2002, the Company entered into the Acquisition Agreement with CRNC and Zhong Run in relation to the acquisition of 65 per cent equity interests in Vanguard, for the consideration of RMB372,000,000 (equivalent to approximately HK$349,680,000).

The Company also entered into the Option Agreement on the same date with CRNC whereby the Company is granted the Option to acquire from CRNC at the attributable Historical Cost (on one or more occasions) all or part of the Remaining Interests, as and when PRC regulatory environment and/or the Approval Authority so permits.

As Zhong Run is a wholly-owned subsidiary of CRNC, and CRNC is the holding company of China Resources Holdings, the controlling Shareholder interested in approximately 55.6 per cent of the Company's issued share capital, both CRNC and Zhong Run are connected persons of the Company. Accordingly, the Acquisition constitutes, and the possible exercise of the Option will constitute, connected transactions of the Company under the Listing Rules requiring Independent Shareholders' approval at the EGM. China Resources Holdings and its associates will abstain from voting at the EGM for approving the Acquisition and the possible exercise of the Option. Following completion of the Acquisition, CRNC will retain 35 per cent equity interests in Vanguard. The Independent Board Committee, comprising Dr. Chan Po Fun, Peter and Mr. Houang Tai Ninh, has been formed to give recommendation to the Independent Shareholders in respect of the Acquisition and the possible exercise of the Option. Another independent non-executive Director, Mr. Loo Wun Loong, John was not in Hong Kong during the preparation of this circular and would not be a member of the Independent Board Committee. DBS Asia has been appointed as the independent financial adviser to advise the Independent Board Committee in this regard.

The purpose of this circular is to give you further information relating to the Acquisition and the Option, to set out the recommendation of the Independent Board Committee in respect of the Acquisition and the possible exercise of the Option, the letter of advice from DBS Asia, and to seek your approval at the EGM of the ordinary resolutions referred to herein.

THE ACQUISITION AGREEMENT DATED 3RD JUNE, 2002

Vendors:

(1) CRNC

(2) Zhong Run

Purchaser: the Company or any of its wholly-owned subsidiaries as nominated by the Company

Asset to be acquired: 65 per cent of the equity interests in Vanguard

Consideration: RMB372,000,000 (equivalent to approximately HK$349,680,000)

The consideration has been arrived at after arm's length negotiations between the Vendors and the Company and is calculated by reference to price earnings multiple and represents approximately 65 per cent of the total cost of investments of the Vendors in their acquisition of Vanguard through various acquisitions over a period from August 2001 to May 2002. Based on the consolidated net profits of Vanguard for the year ended 31st December, 2001, the consideration represents a historic price earnings multiple of about 12.36 times.

The Directors consider that the Acquisition Agreement has been entered into in the ordinary course of business and on normal commercial terms which are fair and reasonable as far as the Shareholders are concerned.

The consideration for the Acquisition shall be satisfied in cash (funded through internal resources) in the following manner:

— 50 per cent of the consideration, being RMB186,000,000 (equivalent to approximately HK$174,840,000), shall be payable on Completion Date; and

— balance of the consideration, being RMB186,000,000 (equivalent to approximately HK$174,840,000), shall be payable within 10 business days of the issue of the new business licence of Vanguard evidencing the completion of the transfer of the 65 per cent equity interests to the Company or its nominee.

Conditions:	The Acquisition Agreement is conditional upon, among other things, the following: (1) the passing of a resolution at an extraordinary general meeting of the Company approving the Acquisition Agreement by the Independent Shareholders; and (2) the approvals issued by the Approval Authority in respect of the Acquisition.
Long-stop date:	The Acquisition Agreement provides that should, among other things, the satisfaction of all Conditions, not occur on or before 31st December, 2002, the Acquisition Agreement shall terminate.

THE OPTION AGREEMENT DATED 3RD JUNE, 2002

Grantor:	CRNC
Holder:	the Company
Subject matter of the Option:	call option(s) to acquire all or any part of the Remaining Interests at any time after PRC laws and regulations or any Approval Authority permits the Company or any of its wholly-owned subsidiaries to own more than 65 per cent interests in Vanguard. The Option is exercisable either by the Company or any of its wholly-owned subsidiaries nominated by the Company and can be exercisable in stages, but shall not be exercisable after 31st December, 2003. After 31st December, 2003, the Company has a first right of refusal should CRNC decide to sell all or any part of the Remaining Interests to any third party (other than CRNC's subsidiaries).
Consideration for grant of Option:	the Company's entering into the Acquisition Agreement
Conditions to exercise of Option:	the exercise of the Option is conditional upon, among other things, the passing of a resolution at an extraordinary general meeting of the Company approving the Option Agreement and the possible exercise of the Option by the Independent Shareholders.
Consideration on each exercise of the Option:	that part of the Historical Cost as attributable to the Option Interests. Based on the current value of the Historical Cost of RMB200,400,000 (equivalent to approximately HK$188,376,000) as at the Latest Practicable Date and assuming the Option is exercised in full at the Latest Practicable Date, the consideration for such exercise shall amount to RMB200,400,000 (equivalent to approximately HK$188,376,000).)

The Directors consider that the Option Agreement has been entered into in the ordinary course of business and on normal commercial terms which are fair and reasonable as far as the Shareholders are concerned.

On exercise of the Option, the Company shall comply with any additional requirements under the Listing Rules then in force and shall make further announcement(s) thereof.

The consolidated audited net tangible assets of Vanguard as at 31st December, 2001 amounted to approximately RMB333.3 million (equivalent to approximately HK$313.3 million). The consolidated audited net profits before and after taxation and extraordinary items in respect of the two financial years ended 31st December, 2001 of Vanguard are as follows:

	Year ended 31st December,	
	2001	2000
	RMB'000	*RMB'000*
Consolidated audited net profits before taxation and extraordinary items	**55,572 (equivalent to approximately HK$52.2 million)**	38,382 (equivalent to approximately HK$36.1 million)
Consolidated audited net profits after taxation and extraordinary items	**46,304 (equivalent to approximately HK$43.5 million)**	32,033 (equivalent to approximately HK$30.1 million)

INFORMATION ON VANGUARD

Vanguard is principally engaged in the operation of hypermarket stores in the Guangdong province.

Vanguard opened its first store in Shenzhen in 1991 and has already established a chain of nine hypermarket stores in Shenzhen, Zhongshan, Zhuhai and Guangzhou. In 2001, it achieved top sales amongst major retail enterprises in the Guangdong province according to statistics compiled by 廣東省連鎖經營協會 (Guangdong Retail Chain Association).

Each Vanguard store has a total floor area on leased premises of between 8,000 and 23,000 sq.m. and carries over 60,000 categories of products. In 2001, food products account for approximately 30 per cent of its turnover. Each Vanguard store also sells pharmaceutical, grooming, fast food and other various products and services.

Vanguard was originally established as a limited liability company in the PRC in 1991 and was converted into a joint stock limited company in 1994. CRNC and Zhong Run have since August 2001 entered into various acquisition agreements with the then respective shareholders of Vanguard for the acquisition of 100 per cent of Vanguard. After completion of the Acquisition, Vanguard will be converted into a Chinese foreign equity joint venture company held as to 35 per cent by CRNC and 65 per cent by the Company (or a wholly-owned subsidiary of the Company).

REASONS FOR THE ACQUISITION AND THE OPTION

In anticipation of China's accession to the World Trade Organisation and the strong domestic consumption growth, retail sales in China are expected to increase over the next several years. In particular, chain store retail sales will experience higher growth given the increased popularity of chain stores over traditional retail stores.

The Acquisition will provide the Group with an opportunity to strengthen its position as one of the market leaders in the chain store retail markets in the Guangdong province. Following the Acquisition, Vanguard, together with the existing supermarket chain of the Group, will become the top retailer in the Guangdong province in terms of sales. The Acquisition will therefore facilitate the Company's plan to transform itself into a leading retail-led distributor in China.

With its regional market focus and technical know-how and on the Group's diversified business interests across China, Vanguard will be expanding further into other areas outside the city of Shenzhen.

The combined sales of Vanguard and the supermarket operations of the Group will also enable the Group to centralize its sourcing and logistics arrangements and hence reduce relevant operating costs and enhance overall efficiency.

Under current PRC laws and regulations, the Company or any of its wholly-owned subsidiaries is prevented from taking a majority equity interest in domestic retail businesses in the PRC. While the Directors expect that approval(s) from the Approval Authority in respect of the acquisition by the Company (or any of its wholly-owned subsidiaries) of 65 per cent equity interests in Vanguard will be obtained, it is uncertain as to when the Company will be permitted to acquire a greater equity interest in Vanguard. As the Company is committed to participating fully in the PRC domestic retail businesses, the Option will enable the Company to acquire a greater equity interest in Vanguard as and when PRC laws and regulations so permits.

INFORMATION ON THE COMPANY

The Company is a listed company on the Stock Exchange, with business emphasis on the distribution business in Hong Kong and the Chinese Mainland. The Company and its subsidiaries are principally engaged in property investment, distribution of food and beverages, petroleum and chemicals, textiles products as well as operating one of the largest retail chains in both Hong Kong and the Chinese Mainland.

GENERAL

As Zhong Run is a wholly-owned subsidiary of CRNC, and CRNC is the holding company of China Resources Holdings, the controlling shareholder of the Company interested in approximately 55.6 per cent of the Company's issued share capital, both CRNC and Zhong Run are connected persons of the Company. Accordingly, the Acquisition constitutes, and the possible exercise of the Option will constitute, connected transactions of the Company under the Listing Rules requiring Independent Shareholders' approval at the EGM. China Resources Holdings and its associates will abstain from voting in the EGM for approving the Acquisition and the possible exercise of the Option.

EGM

Notice of the EGM is set out on pages 26 to 27 of this circular. Whether or not you are able to attend and vote at the EGM, you are requested to complete the enclosed proxy form and return it to the Company at Room 3908, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong as soon as possible and in

any event not less than 48 hours before the time appointed for holding the EGM. Completion and return of the proxy form will not preclude you from subsequently attending and voting at the EGM or any adjourned meetings should you so wish.

RECOMMENDATION

After taking into account the reasons for the Acquisition and the possible exercise of the Option, the relevant terms of the Acquisition Agreement and the Option Agreement and the opinion of DBS Asia, the Independent Board Committee considers that the Acquisition and the possible exercise of the Option are fair and reasonable as far as the Independent Shareholders are concerned. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM to approve the Acquisition and the possible exercise of the Option.

ADDITIONAL INFORMATION

Your attention is drawn to the letter from the Independent Board Committee, the letter of advice from DBS Asia, and the information set out in the appendix to this circular.

By Order of the Board
China Resources Enterprise, Limited
Ning Gaoning
Chairman

CHINA RESOURCES ENTERPRISE, LIMITED

(incorporated in Hong Kong under the Companies Ordinance)

24th June, 2002

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

ACQUISITION OF EQUITY INTERESTS IN VANGUARD

We refer to the circular (the "Circular") dated 24th June, 2002 issued by the Company to the Shareholders, of which this letter forms part. Unless the context otherwise requires, terms defined in the Circular shall have the same meanings when used in this letter.

The Independent Board Committee has been appointed to make recommendation to the Independent Shareholders in respect of the Acquisition and the possible exercise of the Option. In addition, DBS Asia has been appointed as the independent financial adviser to advise the Independent Board Committee in respect of the same.

Your attention is drawn to the letter from the Board set out on pages 3 to 8 of the Circular, which sets out information relating to, and the reasons for, the Acquisition and the possible exercise of the Option.

As your independent Directors, we have discussed with the management of the Company the reasons for the Acquisition and the Option and the basis upon which its terms have been determined. We have also considered the principal factors taken into account by DBS Asia in arriving at its opinion regarding the Acquisition and the possible exercise of the Option as set out in its letter on pages 10 to 14 of the Circular. We concur with the views of DBS Asia that the Acquisition and the possible exercise of the Option are in the interests of the Company and the Independent Shareholders, and the terms thereof are fair and reasonable. Therefore, we recommend the Independent Shareholders to vote in favour of the relevant ordinary resolutions to be proposed at the EGM to approve the Acquisition Agreement, the Option Agreement and the possible exercise of the Option as set out on pages 26 to 27 of the Circular.

As at the Latest Practicable Date, Dr. Chan Po Fun, Peter was beneficially interested in 506,000 Shares, representing approximately 0.024 per cent of the issued share capital of the Company, and Dr. Chan Po Fun, Peter has indicated that he will vote in favour of the aforesaid resolutions. The other members of the Independent Board Committee do not hold any Shares.

Yours faithfully,

Chan Po Fun, Peter **Houang Tai Ninh**

Independent Board Committee

Set out below is the text of the letter of advice from DBS Asia to the Independent Board Committee in relation to the Acquisition and the Option prepared for inclusion in this circular.

DBS ASIA CAPITAL LIMITED
16th Floor Man Yee Building, 68 Dex Voeux Road Central, Central, Hong Kong

24th June, 2002

The Independent Board Committee
China Resources Enterprise, Limited

Dear Sirs,

CONNECTED TRANSACTION

ACQUISITION OF EQUITY INTERESTS IN VANGUARD

We refer to our engagement as the independent financial adviser to the independent board committee in relation to the Acquisition and the possible exercise of the Option, details of which are contained in the circular dated 24th June, 2002 (the "Circular") to the independent shareholders, of which this letter forms part. Expressions used herein shall have the same meanings as defined in the Circular.

In formulating our recommendation, we have relied on the information and facts contained or referred to in the Circular. We have assumed that information contained and representations made or referred to in the Circular were true and accurate at the time they were made and continue to be so at the date of the despatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have also been advised by the Directors and believe that no material facts have been omitted from the Circular.

We consider that we have reviewed sufficient information to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We have not, however, conducted an independent in-depth investigation into the businesses and affairs of the Company or Vanguard or any of their respective subsidiaries or associates.

PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion in respect of the Acquisition and the possible exercise of the Option, we have considered the following principal factors and reasons:

The Acquisition

Reasons

The Group is principally engaged in property investment, distribution of food and beverages, petroleum and chemicals, textile products as well as operating one of the largest retail chains in both Hong Kong and the Chinese Mainland with the business emphasis placed on the distribution business in Hong Kong and the Chinese Mainland.

We note that Vanguard was established in 1991 and that it has established a chain of nine hypermarket stores in the Guangdong province and has achieved top sales amongst major retail enterprises in the Guangdong province. With this established retail network and track record we consider that Vanguard will be able to strengthen the retail and distribution business of the Group in the Chinese Mainland. Furthermore, in anticipation of China's accession into World Trade Organisation and with the robust domestic consumption growth in China, we concur with the views of the Directors that the retail sales in the Chinese Mainland will continue to remain prosperous in the future.

Having regard to (i) the fact that the principal business of Vanguard is in line with the strategic business focus of the Group on retailing and distribution sectors; (ii) Vanguard's existing distribution network and its market position in the Guangdong province; (iii) Vanguard's financial performance for the two financial years ended 31st December, 2001; and (iv) the potential benefits to be gained from the Acquisition for the Group's expansion and fortification of its retail and distribution network in the Chinese Mainland, improvement in operational efficiency as well as to the improvement in the Group's bulk purchase bargaining power when dealings with its suppliers, we consider the Acquisition is in the interests of the Company and the Shareholders as a whole.

Consideration

The consideration for the Acquisition of RMB372 million (equivalent to approximately HK$349.7 million) (the "Consideration") has been arrived at after arm's length negotiations between the parties thereto with reference to a historic price/earnings ratio ("PER") of approximately 12.36 times Vanguard's consolidated net profits for the year ended 31st December, 2001 of approximately RMB46.3 million (equivalent to approximately HK$43.5 million). Based on the consolidated net asset value of Vanguard as at 31st December, 2001 of approximately RMB333.3 million (equivalent to approximately HK$313.3 million), the Consideration represents a premium of approximately 46.6 per cent (RMB155.4 million (equivalent to approximately HK$146 million)) to Vanguard's net asset value as at that date.

Given the fact that Vanguard is engaged in the retail distribution business and generating a recurrent stream of cashflow, we consider the reference to the PER as the basis of consideration, in comparison to the reference between the Consideration and Vanguard's net asset value, to be a common valuation benchmark and is reasonable and appropriate.

In assessing the fairness and reasonableness of the Consideration, we have made reference to comparables in Hong Kong whose principal business is similar to those of Vanguard. We have identified Jusco Stores (Hong Kong) Co., Ltd ("Jusco") as a similar comparable despite the fact that Jusco is not strictly a hypermarket store operator and that the market size, environment and economic conditions between Hong Kong and the Chinese Mainland are different. We note that as at the date of the Acquisition Agreement, albeit Jusco operates in Hong Kong, which is a relatively mature market, shares of Jusco are traded at a historic PER of approximately 15.0 times its latest published audited financial information for the year ended 28th February, 2002. Given this PER comparison, despite the differences between Jusco and Vanguard and the fact that Vanguard is an unlisted company, we consider the Consideration to be fair and reasonable in this regard.

Since there is only one listed comparable noted in Hong Kong, for further reference, we have also made reference to the PER of those comparable companies whose shares are respectively listed in the stock markets in Chinese Mainland (being the principal market of Vanguard), the United States (given the relevant size of its retail market) and France (being the home base of one of the leading hypermarket operators, Carrefour S.A.) (together the "Country Comparables") whose principal business are similar to those of Vanguard:

Country Comparables	**Range of historic PER** *(times) (Note 1)*		
	High	*Low*	*Average*
The Chinese Mainland	127.3	44.5	64.1
The United States *(Note 2)*	42.5	12.3	28.2
France *(Note 3)*	29.4	9.1	19.9
Vanguard			**12.36**

Notes:

1. *Based on the latest published audited financial information for 2001 and the respective closing price of shares of the Country Comparables as at 4th June, 2002.*
2. *Of these comparables, shares in Wal-Mart, which has operations in China, were traded at a historic PER of approximately 35.7 times.*
3. *Of these comparables, shares in Carrefour S.A., which has operations in China, were traded at a historic PER of approximately 29.4 times.*

The historic PER of Vanguard implied under the Consideration is below the historic PER of Jusco and falls within the range of implied historic PER of the Country Comparables as well as is comparable to the average PER of the Country Comparables.

Having regard to the above PER analysis on Jusco and the Country Comparables, we consider the Consideration to be fair and reasonable so far as the Company and the Independent Shareholders are concerned.

The Option

The Company will become the controlling shareholder of Vanguard upon completion of the Acquisition and that CRNC still retain the Remaining Interests. The Option is exercisable either by the Company or any of its wholly-owned subsidiaries nominated by the Company and can be exercisable in stages, but shall not be exercisable after 31st December, 2003. We consider that the Option would enable the Company to acquire the entire equity interests in Vanguard as and when the Company considers fit and when the PRC laws and regulations so permit. We note that the consideration for the grant of the Option is the Company entering into the Acquisition Agreement. Given the reasons for entering into the Acquisition Agreement as stated above, the Company have not incurred additional cost for holding the Option and given the rights of acquiring the Remaining Interests underlying the Option, we consider that the Option is in the interests of the Company and the Independent Shareholders.

The consideration for exercising the Option would be the attributable Historical Cost of the Option Interests. The Historical Cost is equivalent to the sum of the weighted average costs of investments made by the Vendors in Vanguard as at the date of the Option Agreement of RMB200.4 million (equivalent to approximately HK$188.4 million) together with any additional future capital

contributions as may be subsequently provided by CRNC or its subsidiaries to Vanguard. We consider the use of this cost of investment approach in this case to be a conservative approach in determining the consideration for the exercise of the Option and is in the interests of the Company and the Independent Shareholders as the exercise price does not reflect Vanguard's earnings ability and growth potential for the period commencing from the date of the Acquisition Agreement and up to 31st December, 2003. Since the Company will become the controlling shareholder of Vanguard upon completion of the Acquisition, it is in a position to determine the capital expenditure requirements for Vanguard and the proportional capital contributions required from CRNC.

When assessing from an earnings perspective, assuming no additional capital expenditures were incurred prior to the exercise of the Option, the consideration for the Remaining Interests would be equivalent to the attributable interests in Vanguard based on the same valuation as implied under the Acquisition as at the date of Option Agreement, which translates into a historic PER of approximately 12.36 times Vanguard's consolidated net profit for the year ended 31st December, 2001. In addition, based on Vanguard's historic results for the year ended 31st December, 2001, the rate of return on the weighted average capital (being the quotient of net profit and the shareholder's fund) amounted to approximately 18 per cent, which is equivalent to a historic earnings multiple of approximately 5.6 times. Assuming this historic rate of return on capital remains unchanged following the completion of the Acquisition, the dollar-for-dollar consideration payable for any additional capital contributions being made by CRNC would translate into an earnings multiple of approximately 5.6 times, which compares favourably with the PER of the Country Comparables.

Given the above analyses, we regard the consideration for the exercise of the Option to be fair and reasonable so far as the Company and the Independent Shareholders are concerned.

Having taken into account (i) the Company's controlling stake in Vanguard upon completion of the Acquisition; (ii) the fact that it is the strategic business focus and commitment of the Company to actively participating in the Chinese Mainland domestic retail businesses; (iii) the terms of the Option whereby it is exercisable at the full discretion of the Company and can be exercisable in stages and that the Company's entitlement to a first right of refusal of acquiring the Remaining Interests even after the expiry date of the Option (31st December, 2003); and (iv) the basis for the exercise of the Option as explained above, we consider that the possible exercise of the Option is fair and reasonable and is in the interests of the Company and the Independent Shareholders.

Pro forma financial effects

Earnings

For the year ended 31st December, 2001, the audited consolidated profit attributable to shareholders of the Company amounted to approximately HK$1,205 million. Based on the consolidated results of Vanguard for the year ended 31st December, 2001, assuming that the Acquisition was completed as at 1st January, 2001 and adjusted for the interest income (net of tax) that would have gained on the Consideration bearing an interest rate of 1.9 per cent throughout the year and the estimated annual goodwill amount (as explained below) the pro forma consolidated net profit of the Group upon completion of the Acquisition would have amounted to approximately HK$1,220 million (after adjusted for the annual goodwill amount as explained below). Based on the number of Shares as at the Latest Practicable Date, the pro forma adjusted earnings per Share would have increased from approximately HK$0.581 to HK$0.589 as a result of the Acquisition.

Upon completion of the Acquisition, a goodwill amount of approximately RMB155.4 million (equivalent to approximately HK$146 million) would arise and we understand that such goodwill will be amortized on a straight-line basis over a period of not exceeding 20 years. Assuming a 20-year straight-line amortization policy, this gives rise to an estimated annual goodwill amount of approximately HK$7.3 million. Despite this annual goodwill amount, when taking into account the overall earnings enhancement effect underlying the Acquisition, we concur with the views of the Directors that the Acquisition would have a positive effect on the earnings base of the Group.

Net assets

As at 31st December, 2001, the Group has an audited consolidated net asset value of approximately HK$11,987 million. Assuming that the Acquisition was completed as at 31st December, 2001, the adjusted consolidated net asset value of the Group would have remained substantially the same upon completion of the Acquisition.

Working capital

When taking into account the Group's cash and bank balances as at 31st December, 2001 of approximately HK$5,884 million whereby the Consideration accounts for approximately 6 per cent of such cash and bank balances and having discussed with the Directors as to the future capital expenditure plans of the Group, we consider that the working capital position of the Group would not be materially adversely affected as a result of the Acquisition.

RECOMMENDATION

Having considered the principal factors and reasons referred to above, we consider that the Acquisition and the possible exercise of the Option is in the interests of the Company and the Independent Shareholders and the terms thereof are fair and reasonable so far as the Company and the Independent shareholders are concerned. Accordingly, we advise the Independent Board Committee to advise the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Acquisition and the possible exercise of the Option.

Yours faithfully,
For and on behalf of
DBS ASIA CAPITAL LIMITED
Alex Lau — *Director*
Flavia Hung — *Director*

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, Dr. Chan Po Fun, Peter was personally beneficially interested in 506,000 Shares and held 70,000 Shares as judicial trustee. Mr. Song Lin is deemed to have interest in 200,000 Shares by virtue of his wife's interest in these Shares.

As at the Latest Practicable Date, the following Directors had interests in respect of options granted under the share option scheme of the Company and its associated corporation:

(a) Options granted under the share option scheme of the Company to subscribe for Shares, all of which are exercisable during the period of 10 years from date of grant unless otherwise specified in the grant

Name of directors	Date of grant	Exercise price *(HK$)*	Number of share options outstanding
Ning Gaoning	11th May, 1996	3.856	3,300,000
	20th June, 2000	7.190	3,300,000
	7th February, 2002	7.170	1,200,000
Song Lin	20th June, 2000	7.190	200,000 *(Note)*
	7th February, 2002	7.170	2,000,000
Chen Shulin	21st November, 2000	7.080	1,186,000
	7th February, 2002	7.170	1,326,000
Qiao Shibo	7th February, 2002	7.170	1,800,000
Yan Biao	11th May, 1996	3.856	1;700,000
	20th June, 2000	7.190	3,000,000
	7th February, 2002	7.170	1,000,000
Keung Chi Wang, Ralph	20th June, 2000	7.190	1,400,000
	7th February, 2002	7.170	500,000
Lau Pak Shing	20th June, 2000	7.190	1,000,000
	7th February, 2002	7.170	500,000
Chan Wai Mo	20th June, 2000	7.190	800,000
	7th February, 2002	7.170	300,000

Note: By virtue of section 31 of the SDI Ordinance. Mr. Song Lin is deemed to be interested in the share option for 200,000 Shares granted by the Company to his wife.

Name of directors	Date of grant	Exercise price *(HK$)*	Number of share options outstanding
Wang Qun	11th May, 1996	3.856	40,000
	20th June, 2000	7.190	400,000
	7th February, 2002	7.170	400,000
Zhong Yi	11th May, 1996	3.856	80,000
	20th June, 2000	7.190	1,500,000
Kwong Man Him	7th February, 2002	7.170	2,000,000
Jiang Wei	8th March, 2002	7.500	600,000
Xie Shengxi	8th March, 2002	7.500	380,000

(b) Options granted under the share option scheme of an associated corporation, China Resources Land Limited

Name of directors	Date of grant *(Note)*	Exercise price *(HK$)*	Number of share options outstanding
Ning Gaoning	27th June, 1997	4.592	2,500,000
	20th July, 2000	0.990	2,500,000
Yan Biao	27th June, 1997	4.592	2,300,000
	20th July, 2000	0.990	2,400,000
Keung Chi Wang, Ralph	27th June, 1997	4.592	2,000,000
	20th July, 2000	0.990	1,300,000
Zhong Yi	20th July, 2000	0.990	2,000,000
Jiang Wei	4th March, 2002	1.590	720,000
Xie Shengxi	4th March, 2002	1.590	460,000

Note: Except for share options granted by China Resources Land Limited on 4th March, 2002 which are exercisable within a period of 10 years from the date of grant, all other share options are exercisable from the date of grant to 27th May, 2007.

(c) Options granted under the share option scheme of an associated corporation, China Resources Logic Limited, all of which are exercisable for a period of 10 years from the date of grant

Name of directors	Date of grant	Exercise price *(HK$)*	Number of share options outstanding
Ning Gaoning	22nd May, 2002	0.920	1,000,000
Song Lin	21st September, 2000	0.590	8,000,000
Yan Biao	4th December, 2001	0.790	6,000,000
Jiang Wei	9th April, 2002	0.820	720,000
Xie Shengxi	9th April, 2002	0.820	450,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors had any interests in the share capital, or options over the share capital, of the Company or any of its associated corporations which were required to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance or the Model Code for Securities Transactions by Directors of Listed Companies of the Listing Rules (including interests which they are deemed or taken to have under section 31 of or Part 1 of the Schedule of the SDI Ordinance) or which are required, pursuant to section 29 of the SDI Ordinance, to be entered the register referred to therein.

As at the Latest Practicable Date, none of the Directors or DBS Asia had any direct or indirect interest in any assets which, since 31st December, 2001, being the date to which the latest audited consolidated financial statements of the Group have been made up, have been acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group.

None of the Directors has any existing or proposed service contract with the Company or any member of the Group not determinable by the employer within one year without compensation other than statutory compensation.

There are no contracts or arrangement subsisting as at the date of this circular, in which any of the Directors is materially interested directly or indirectly and which is significant in relation to the business of the Company or any member of the Group.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as is known to, or can be ascertained after reasonable enquiry by, the Directors, the following persons were, directly or indirectly, interested in 10 per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group:

Name of interested party	Number of Shares registered in the name of or attributable to the interested party	Percentage of shareholding *(per cent)*
CRNC	1,153,776,475	55.64
China Resources Holdings	1,153,776,475	55.64

Note: China Resources Holdings is the immediate holding company of the Company, CRNC is the holding company of China Resources Holdings. Therefore both CRNC and China Resources Holdings are deemed to have the same interests in the share capital of the Company by virtue of section 8 of the SDI Ordinance.

Members of the Group *(Note)*	Name of substantial shareholders *(Note)*	Percentage of shareholding *(per cent)*
China Resources Breweries Limited (formerly CRE Beverage Limited)	South African Breweries International (Asia) Limited	49
長春華潤啤酒有限公司 (China Resources (Chang Chun) Brewery Co., Ltd.)	長春威士龍啤酒有限公司 (Chang Chun Wei Shi Long Brewery Co., Ltd.)	15
鞍山華潤啤酒有限公司 (China Resources (Anshan) Brewery Co., Ltd.)	鞍山啤酒廠 (Anshan Pi Jiu Chang)	10
華潤藍劍（廣安）啤酒有限責任公司 (China Resources Blue Sword (Guang An) Brewery Co., Limited)	四川藍劍（集團）有限責任公司 (Si Chuan Lan Jian (Ji Tuan) You Xian Ze Ren Gong Si)	38
華潤藍劍（樂山）啤酒有限責任公司 (China Resources Blue Sword (Le Shan) Brewery Co., Ltd.)	四川藍劍（集團）有限責任公司 (Si Chuan Lan Jian (Ji Tuan) You Xian Ze Ren Gong Si)	38
華潤藍劍（成都）啤酒有限責任公司 (China Resources Blue Sword (Chengdu) Brewery Co., Ltd.)	四川藍劍（集團）有限責任公司 (Si Chuan Lan Jian (Ji Tuan) You Xian Ze Ren Gong Si)	38
華潤藍劍（達州）啤酒有限公司 (China Resources Blue Sword (Dazhou) Brewery Co., Ltd.)	四川藍劍（集團）有限責任公司 (Si Chuan Lan Jian (Ji Tuan) You Xian Ze Ren Gong Si)	38

Note: The Chinese names of members of the Group of the substantial shareholders of the Group's members are translated into English, if applicable.

Members of the Group *(Note)*	Name of substantial shareholders *(Note)*	Percentage of shareholding *(per cent)*
華潤藍劍（邛崍）啤酒有限責任公司 (China Resources Blue Sword (Qionglai) Brewery Co., Ltd.)	四川藍劍（集團）有限責任公司 (Si Chuan Lan Jian (Ji Tuan) You Xian Ze Ren Gong Si)	38
華潤藍劍（綿竹）啤酒有限責任公司 (China Resources Blue Sword (Mianzhu) Brewery Co., Ltd.)	四川藍劍（集團）有限責任公司 (Si Chuan Lan Jian (Ji Tuan) You Xian Ze Ren Gong Si)	38
華潤藍劍（綿陽）啤酒有限責任公司 (China Resources Blue Sword (Mianyang) Brewery Co., Ltd.)	四川藍劍（集團）有限責任公司 (Si Chuan Lan Jian (Ji Tuan) You Xian Ze Ren Gong Si)	38
華潤藍劍（南充）啤酒有限公司 (China Resources Blue Sword (Nanchong) Brewery Co., Ltd.)	四川藍劍（集團）,有限責任公司 (Si Chuan Lan Jian (Ji Tuan) You Xian Ze Ren Gong Si)	38
華潤藍劍（內江）啤酒有限責任公司 (China Resources Blue Sword (Neijiang) Brewery Co., Ltd.)	四川藍劍（集團）有限責任公司 (Si Chuan Lan Jian (Ji Tuan) You Xian Ze Ren Gong Si)	38
華潤藍劍(什邡)啤酒有限責任公司 (China Resources Blue Sword (Shifang) Brewery Co., Ltd.)	四川藍劍（集團）有限責任公司 (Si Chuan Lan Jian (Ji Tuan) You Xian Ze Ren Gong Si)	38
華潤藍劍(自貢)啤酒有限責任公司 (China Resources Blue Sword (Zigong) Brewery Co., Ltd.)	四川藍劍（集團）有限責任公司 (Si Chuan Lan Jian (Ji Tuan) You Xian Ze Ren Gong Si)	38
大連華潤棒棰島啤酒有限公司 (China Resources (Dalian) Bangchuidao Brewery Co., Ltd.)	大連棒棰島啤酒股份有限公司 (Dalian Bangchuidao Pi Jiu Gu Fen You Xian Gong Si)	20
吉林華潤啤酒有限公司 (China Resources (Jilin) Brewery Co., Ltd.)	吉林松源食品醫葯工業公司 (Jilin Song Yuan Shi Pin Yi Yao Gong Ye Gong Si)	10
哈爾濱華潤啤酒有限公司 (Harbin Hua Run Pi Jiu You Xian Gong Si)	黑龍江新三星集團股份有限公司 (Heilongjian Xin San Xing Ji Tuan Gu Fen You Xian Gong Si)	30
遼陽華潤美月啤酒有限公司 (China Resources (Liaoyang) Meiyue Brewery Co., Ltd.)	遼陽美月啤酒股份有限公司 (Liaoyang Meiyue Pi Jiu Gu Fen You Xian Gong Si)	40

Note: The Chinese names of members of the Group of the substantial shareholders of the Group's members are translated into English, if applicable.

Members of the Group *(Note)*	**Name of substantial shareholders** *(Note)*	**Percentage of shareholding** *(per cent)*
瀋陽華潤啤酒有限公司 (China Resources (Shenyang) Brewery Co., Ltd.)	瀋陽市釀酒廠 (Shenyang Shi Niang Jiu Chang)	10
四川華潤藍劍啤酒有限責任公司 (China Resources (Si Chuan) Blue Sword Breweries Co., Ltd.)	四川藍劍（集團）有限責任公司 (Si Chuan Lan Jian (Ji Tuan) You Xian) Ze Ren Gong Si	38
瀋陽華潤雪花啤酒有限公司 (China Resources (Shenyang) Snowflake Brewery Co., Ltd.)	瀋陽啤酒廠 (Shenyang Pi Jiu Chang)	10
瀋陽華潤創業釀酒有限公司 (Shenyang Huarunchuangye Beer Co., Ltd.)	瀋陽望花啤酒廠 (Shenyang Wang Hua Pi Jiu Chang)	20
瀋陽盛陽啤酒有限公司 (Shenyang Shengyang Beer Co., Ltd.)	瀋陽啤酒廠 (Shenyang Pi Jiu Chang)	10
瀋陽雪花啤酒有限公司 (Shenyang Snowflake Beer Co., Ltd.)	瀋陽啤酒廠 (Shenyang Pi Jiu Chang)	10
武漢華潤啤酒有限公司 (China Resources (Wuhan) Breweries Company Limited)	武漢東西湖啤酒（集團）股份有限公司東啤廠 (Wuhan Dong Xi Hu Pi Jiu (Ji Tuan) Gu Fen You Xian Gong Si Dong Pi Chang)	40
武漢華潤東西湖啤酒有限公司 (China Resources (Wuhan) Dongxihu Breweries Company Limited)	武漢東西湖啤酒（集團）股份有限公司東啤新廠 (Wuhan Dong Xi Hu Pi Jiu (Ji Tuan) Gu Fen You Xian Gong Si Dong Pi Xin Chang)	40
武漢華潤行吟閣啤酒有限公司 (China Resources (Wuhan) Xing Yin Ge Breweries Company Limited)	武漢東西湖啤酒（集團）股份有限公司東啤二廠 (Wuhan Dong Xi Hu Pi Jiu (Ji Tuan) Gu Fen You Xian Gong Si Dong Pi Er Chang)	40
Senica International Limited	Cheung Kong Investment Company Limited	22.5
	Crownmax Limited	22.5
大連華潤油脂化學有限公司 (China Resources (Dalian) Oil & Fat Chemical Co., Ltd.)	大連油脂化學廠 (Dalian You Zhi Hua Xue Chang)	10

Note: The Chinese names of members of the Group of the substantial shareholders of the Group's members are translated into English, if applicable.

Members of the Group *(Note)*	Name of substantial shareholders *(Note)*	Percentage of shareholding *(per cent)*
博興華潤油脂化學有限公司 (China Resources (Boxing) Oleochemicals Co., Ltd)	博興縣蓮源化工有限公司 (Bo Xing Xian Lian Yuan Hua Gong You Xian Gong Si)	15
上海華潤保潔用品有限公司 (Shang Hai Hua Run Bao Jie Yong Pin You Xian Gong Si)	上海張江實業總公司 (Shang Hai Zhang Jiang Shi Ye Zong Gong Si)	10
Tactical Solutions Incorporated	Esprit China Distribution Limited	49
Upmarket Enterprises Limited	Splendid Approach Group Limited	45
南京華潤東方投資管理有限責任公司 (Nanjing China Resources Dong Fang Tou Zi Guan Li You Xian Ze Ren Gong Si)	南京東方商城有限責任公司 (Nanjiang Dong Fang Shang Cheng You Xian Ze Ren Gong Si)	10
南京華潤石油氣有限公司 (Nan Jing Hua Run Shi You Qi You Xian Gong Si)	南京公用控股(集團)有限公司 (Nan Jing Gong Yong Kong Gu (Ji Tuan) You Xian Gong Si)	25
	南京中北(集團)股份有限公司 (Nan Jing Zhong Bei (Ji Tuan) Gu Fen You Xian Gong Si)	14
	南京市公共交通總公司 (Nan Jing Shi Gong Gong Jiao Tong Zong Gong Si)	10
常熟華潤石油化工有限公司 (Changshu Huarun Petroleum & Chemicals Co., Ltd.)	常熟市沿江經濟開發集團 (Changshu Shi Yan Jiang Jing Ji Kai Fa Ji Tuan)	10
珠海經濟特區機動車器材供應有限公司 (Zhuhai Jing Ji Te Qu Ji Dong Che Qi Cai Gong Ying You Xian Gong Si)	廣東省拱北汽車運輸有限責任公司 (Guangdong Sheng Gong Bei Qi Che Yun Chu You Xian Ze Run Gong Si)	20
深圳市蛇口船舶燃料運輸供應有限公司 (Shenzhen Shi She Kou Chuan Bo Run Liao Yun Shu Gong Ying You Xian Gong Si)	深圳市中貿源實業發展有限公司 (Shenzhen Shi Zhong Mao Yuan Shi Ye You Xian Fa Zhan Gong Si)	20

Note: The Chinese names of members of the Group of the substantial shareholders of the Group's members are translated into English, if applicable.

Members of the Group *(Note)*	Name of substantial shareholders *(Note)*	Percentage of shareholding *(per cent)*
深圳華潤特種油劑有限公司 (Shenzhen Hua Run Te Zhong You Ji You Xian Gong Si)	深圳市維比工業軟件有限公司 (Shenzhen Shi Wei Bi Gong Ye Ruan Jian You Xian Gong Si)	30
中山市華虹石化有限公司 (Zhongshan Shi Hua Hong Shi Hua You Xian Gong Si)	中山市長虹石油貿易有限公司 (Zhongshan Shi Chang Hong Shi You Mao Yi You Xian Gong Si)	30
東莞華潤石油化工有限公司 (Dongguan China Resources Petroleum & Chemicals Co., Ltd.)	廣東省東莞市石油公司 (Guangdong Sheng Dong Guan Shi Shi You Gong Si)	49
Run Sun (Hong Kong) Company Limited	撫順遠航蠟制品實業公司 (Fushun Yuanhang Paraffin Products Industrial Co.)	45
北京京港潤豐有限公司 (Beijing Jing Gang Ren Feng Co., Ltd.)	中糧酒飲料食品進出口公司 (Zhong Liang Jiu Yin Liao Shi Pin Jin Chu Kou Gong Si) 北京市糧油食品進出口公司 (Beijing Shi Liang You Shi Pin Jin Chu Kou Gong Si)	10
China International Fisheries Corp.	CNFC International Fisheries Corp.	49
China International Fisheries Hong Kong Limited	Lau Yu Chuen	49
Chinese Wine Trading Company Limited	Au Yeung Yik Fung	10
Chung Kong Luen Livestock Company Limited	China Live Pigs Trading Limited Hong Kong Live Pigs Trading Limited Jointforce Trading Company Limited	15.59 15.59 17.82
杭州五豐嘉興冷食有限公司 (Hangzhou NF Jiaxing Refrigerated Food Co., Ltd.)	杭州冷氣製品廠 (Hangzhou Refrigerated Food Factory)	40
杭州五豐冷食有限公司 (Hangzhou NF Refrigerated Food Co., Ltd.)	杭州冷氣製品廠 (Hangzhou Refrigerated Food Factory)	40

Note: The Chinese names of members of the Group of the substantial shareholders of the Group's members are translated into English, if applicable.

Members of the Group *(Note)*	Name of substantial shareholders *(Note)*	Percentage of shareholding *(per cent)*
Hubei Ng Fung Meat & Food Products Co., Ltd.	湖北省公安縣肉聯廠 (Hubei Sheng Gong An Xian Rou Lian Chang)	49
湖州五豐冷食有限公司 (Huzhou NF Refrigerated Food Co., Ltd.)	杭州冷氣製品廠 (Hangzhou Refrigerated Food Factory)	40
江西五豐食品有限公司 (Jiangxi Ng Fung Foodstuffs Co., Ltd.)	會昌縣精製米食公司 (Hui Chang County Refined Rice Products Company)	42
江西立新食品有限公司 (Jiangxi New Creation Food Co., Ltd.)	江西省糧油食品進出口公司 (Jiangxi Cereals, Oils & Foodstuff Import & Export Corp.)	49
江西五豐畜牧科技有限公司 (Jiangxi Wu Feng Science & Technology of Livestock Raising Co., Ltd.)	江西省糧油食品進出口公司 (Jiangxi Cereals, Oils & Foodstuff Import & Export Corp.)	49
江西五豐牧業有限公司 (Jiangxi Wufeng Stock-Raising Co., Ltd.)	江西省糧油食品進出口公司 (Jiangxi Cereals, Oils & Foodstuff Import & Export Corp.)	49
Kowloon Live Cattle Trading Limited	Ip Moon Tong	20
	Keensky Company Limited	20
Lian You Enterprise Company, Limited	Sichuan Cereals, Oils & Foodstuff Import & Export Corporation	49
Man Luen Hong Motor Company Limited	Ceroilfood Shenzhen Cereals, Oils & Foodstuff Import & Export Co.	20
Ng Fung Slaughterhouse (Hong Kong) Company Limited	Richgold Enterprises Limited	30
廣東華潤超級市場有限公司 (Guangdong China Resources Supermarket Co., Ltd)	中山市城鄉消費合作社 (Zhong Shan Shi Cheng Xiang Xiao Fei He Zuo She)	15

Note: The Chinese names of members of the Group of the substantial shareholders of the Group's members are translated into English, if applicable.

Members of the Group *(Note)*	**Name of substantial shareholders** *(Note)*	**Percentage of shareholding** *(per cent)*
上海華潤超級市場有限公司 (Shanghai China Resources Supermarket Co. Ltd.) (in voluntary winding up)	上海豫園（集團）有限公司 (Shanghai Yu Yuan (Ji Tuan) You Xian Gong Si)	40
上海五豐畜禽食品有限公司 (Shanghai Ng Fung Livestock, Poultry & Foodstuff Co., Ltd.)	上海市食品進出口公司 (Shanghai Foodstuff Import & Export Corp.)	49
山東華潤厚木尼龍有限公司 (Shandong CRC Atsugi Nylon Co., Ltd.)	日本厚木株式會社 (Ri Ben Hau Mu Zhu Shi Hui She)	40
通州華潤印染有限公司 (Tongzhou CRC Printing & Dyeing Co., Ltd.)	江蘇八一印染織造集團有限公司 (Jiangsu Ba Yi Printing & Dyeing Textiles Group Co., Ltd)	11.61
Yantai China Resources Wooden Products Co., Ltd.	煙台市聚氨酯製品工業公司 (Yantai Shi Ju An Zhi Zhi Pin Gong Ye Gong Si)	45

Save as disclosed above, no other person is recorded in the register as having an interest in 10 per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

4. MATERIAL ADVERSE CHANGE

The Directors are not aware of any material change in the financial position or trading prospects of the Group since 31st December, 2001, the date to which the latest audited financial statements of the Group were made up.

5. CONSENT AND EXPERT

DBS Asia has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they respectively appear.

DBS Asia is not beneficially interested in the share capital of any member of the Group nor does it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

Note: The Chinese names of members of the Group of the substantial shareholders of the Group's members are translated into English, if applicable.

6. MISCELLANEOUS

The secretary of the Company is Lee Yip Wah, Peter, who is a practising solicitor.

The share registrars of the Company are Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road, Central, Hong Kong.

The English text of this circular and form of proxy shall prevail over the Chinese text.

7. DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the registered office of the Company during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 10th July, 2002:

(a) the Acquisition Agreement;

(b) the agreement dated 3rd June, 2002 between the Company and CRNC relating to the granting of first right of refusal to the Company (or its wholly owned subsidiaries) on other existing, or new investment opportunities in PRC retail business of CRNC and its subsidiaries;

(c) the Option Agreement;

(d) the letter from DBS Asia as set out in this circular;

(e) the written consent from DBS Asia referred to in paragraph 5 of this appendix; and

(f) the letter of recommendation from the Independent Board Committee to the Independent Shareholders as set out in this circular.

CHINA RESOURCES ENTERPRISE, LIMITED

(incorporated in Hong Kong under the Companies Ordinance)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of the Company will be held at Room 3908, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Wednesday, 10th July, 2002 at 10:00 a.m. for the purpose of considering and, if thought fit, passing (with or without modifications) the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

"**THAT**:

(1) a conditional acquisition agreement dated 3rd June, 2002 ("Acquisition Agreement") and made between China Resources National Corporation ("CRNC") and 中潤國內貿易公司 ("Zhong Run") and the Company (a copy of which marked "A" is produced to the meeting and signed by the Chairman for the purpose of identification) relating to the acquisition by the Company (or its wholly owned subsidiary) of an aggregate of 65 per cent equity of China Vanguard Super Department Store Co., Ltd from CRNC and Zhong Run at a consideration of RMB372,000,000 and the transactions contemplated therein be and are hereby approved and the directors of the Company (or any one of them) be and are hereby authorized on behalf of the Company to sign seal execute perfect and deliver all such documents and to implement and take all steps and do any other and all acts and things as may be necessary or desirable or expedient for the purpose of, or in connection with, the implementation of the Acquisition Agreement, including without limitation, the exercise or enforcement of, directly or indirectly, any of the Company's rights under the Acquisition Agreement and to make and agree such variations in the terms of the Acquisition Agreement as they may in their discretion consider to be desirable and in the interests of the Company;

(2) conditional on resolution No. (1) being approved by the shareholders at general meeting, the conditional option agreement dated 3rd June, 2002 ("Option Agreement) and made between CRNC and the Company (a copy of which marked "B" is produced to the meeting and signed by the Chairman for the purpose of identification) relating to the grant of a call option by CRNC to the Company for it (or its wholly owned subsidiary) to acquire all or any part of the remaining equity interests of Vanguard held by CRNC or any of its subsidiaries from time to time (the "Option") and the transactions contemplated therein be and are hereby approved and the directors by a resolution of the independent directors of the Company, be hereby authorised to exercise on one or more occasions the Option in accordance with the terms the Option Agreement and that any director of the Company be and is hereby authorized on behalf of the Company to sign seal execute perfect and deliver all such documents and to implement and take all steps and do any other and all acts and things as may be necessary or desirable or expedient

for the purpose of, or in connection with, the exercise of the Option and the implementation of the Agreement, including without limitation, the exercise or enforcement of, directly or indirectly, any of the Company's rights under the Option Agreement".

By order of the board
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 24th June, 2002

Notes:

1. Every member entitled to attend and vote at the extraordinary general meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with any power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the registered office of the Company at Room 3908, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the extraordinary general meeting.

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於本通函內，除非文義另有所指，否則下列詞彙具有以下涵義：

「收購事項」	指	按收購協議的規定，收購萬佳百分之六十五股權
「收購協議」	指	本公司與賣方於二零零二年六月三日訂立有關收購事項的收購協議
「審批機關」	指	在任何事宜上，所有相關的中國機關，而且須根據中國相關法規取得該等機關的同意和批文
「董事局」	指	董事局
「華潤集團」	指	華潤(集團)有限公司，於香港註冊成立的有限公司，為本公司的控權股東
「本公司」	指	華潤創業有限公司
「完成日期」	指	所有條件已告達成並且收購協議內指定的若干完成文件已交付本公司後第十個營業日當日
「條件」	指	完成收購協議的先決條件
「華潤總公司」	指	中國華潤總公司，於中國成立的國有企業
「新加坡發展亞洲」	指	新加坡發展亞洲融資有限公司，根據香港法例第333章證券條例註冊的投資顧問及證券交易商，由本公司委任向獨立董事委員會提供有關收購事項及可能行使選購權的意見
「董事」	指	本公司的董事
「股東特別大會」	指	本公司就批准收購事項及可能行使選購權而於二零零二年七月十日(星期三)上午十時正假座香港灣仔港灣道26號華潤大廈3908室舉行的股東特別大會，大會通告載於本通函第26至27頁
「本集團」	指	本公司及其附屬公司
「歷史成本」	指	賣方於其餘權益中的加權平均投資成本，目前為人民幣200,400,000元(約合188,376,000港元)，連同華潤總公司或其附屬公司(以其餘權益的持有人身份)日後可能再向萬佳提供的出資額

「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	由兩位獨立非執行董事 — 陳普芬博士與黃大寧先生組成的獨立董事委員會
「獨立股東」	指	除華潤集團及其聯繫人(定義見上市規則)以外的股東
「最後實際可行日期」	指	二零零二年六月十七日，即確定本文件內所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「選購權」	指	本公司可按選購權協議的規定，從華潤總公司收購其餘權益中任何部份的一項或多項選購權
「選購權協議」	指	本公司與華潤總公司於二零零二年六月三日訂立的選購權協議
「選購權權益」	指	選購權行使時所收購的其餘權益中的任何一部份
「中國」	指	中華人民共和國
「其餘權益」	指	華潤總公司或其附屬公司不時持有萬佳的其餘股權(現為百分之三十五)
「披露權益條例」	指	證券(披露權益)條例(香港法例第396章)
「股份」	指	本公司股本中每股面值1.00港元的股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「萬佳」	指	萬佳百貨股份有限公司，建議易名為華潤萬佳有限公司
「賣方」	指	華潤總公司和中潤
「中潤」	指	中潤國內貿易公司，華潤總公司的全資附屬公司
「港元」	指	香港法定貨幣，港元
「人民幣」	指	中國法定貨幣，人民幣

註： 人民幣已按人民幣1元兑0.94港元的兑換率折算為港元，僅供説明用途。該等折算不代表以人民幣列值的數額可能已按、能夠或將可按上述滙率或按任何滙率或無論如何均能夠折算成為港元。

華潤創業有限公司

（根據公司條例於香港註冊成立）

董事：
寧高寧（主席）
宋　林（副主席兼董事總經理）
陳樹林（副董事總經理）
喬世波（副董事總經理）
閻　飈（副董事總經理）
姜智宏（副董事總經理）
劉百成
陳威武
王　群
鍾　義
鄺文謙
蔣　偉*
謝勝喜*
陳普芬†
黃大寧†
盧雲龍†

* 非執行董事
† 獨立非執行董事

註冊辦事處
暨總公司：
香港
灣仔
港灣道26號
華潤大廈
3908室

敬啟者：

關連交易

收購萬佳的股權

引言

董事局於二零零二年六月三日宣佈，本公司已經與華潤總公司及中潤訂立一項有關收購萬佳百分之六十五股權的收購協議，代價為人民幣372,000,000元（約合349,680,000港元）。

本公司亦於同日與華潤總公司訂立一份選購權協議，據此，本公司獲授選購權，在符合中國監管環境的規定及／或審批機關容許時，可按應佔歷史成本向華潤總公司（一次過或分多次）購入其餘股權的全部或部分。

由於中潤為華潤總公司的全資附屬公司，而華潤總公司則為持有本公司已發行股本約百分之五十五點六的控權股東華潤集團的控股公司，故此，華潤總公司與中潤均為本公司的關連人士。因此，根據上市規則，收購事項乃構成(倘若選購權獲行使亦將會構成)本公司的關連交易，故此，需於股東特別大會上取得獨立股東的批准。華潤集團及其聯繫人將於股東特別大會上放棄就批准收購事項及可能行使選購權一事投票。收購事項完成後，華潤總公司將繼續持有萬佳百分之三十五股權。獨立董事委員會已經組成，成員包括陳普芬博士和黃大寧先生，負責就收購事項及可能行使選購權一事向獨立股東提供意見。由於另一位獨立非執行董事盧雲龍先生在本通函編製時不在港，因此不會出任獨立董事委員會之成員。新加坡發展亞洲已獲委任為獨立財務顧問，負責向獨立董事委員會提供上述事宜的意見。

本通函旨在為　閣下提供更多有關收購事項及選購權的資料、載附獨立董事委員會就收購事項及可能行使的選購權的推薦意見及新加坡發展亞洲的意見函件，並尋求　閣下於股東特別大會上批准本通函內的普通決議案。

於二零零二年六月三日訂立的收購協議

賣方　：　(1)　華潤總公司

(2)　中潤

買方　：　本公司或任何由本公司指派的全資附屬公司

將予收購的資產　：　萬佳的百分之六十五股權

代價　：　人民幣372,000,000元(約合349,680,000港元)

代價乃由賣方與本公司經公平磋商後釐定，並參照市盈率後計算，相等於賣方由二零零一年八月起至二零零二年五月止期間內，多次收購萬佳股權時的總投資成本約百分之六十五。根據萬佳截至二零零一年十二月三十一日止年度的綜合純利計算，代價等同往績市盈率約12.36倍。

董事認為，收購協議乃在日常業務中進行，且按股東而言乃屬公平合理的一般商業條款訂立。

收購事項的代價將以下列方式以現金(從內部資源中撥付)償付:

— 代價的一半，即人民幣186,000,000元(約合174,840,000港元)須於完成日期支付；及

— 代價的餘額，即人民幣186,000,000元(約合174,840,000港元)須於萬佳的新營業執照發出後，證明萬佳向本公司或其代名人轉讓百分之六十五股權一事已告完成後十個營業日內支付。

條件 : 收購協議須待(其中包括)下列各項達成後，方可作實：

(1) 獨立股東於本公司股東特別大會上通過決議案批准收購協議；及

(2) 收購事項已獲審批機關批准。

截止日期 : 收購協議規定，倘(其中包括)全部條件未能於二零零二年十二月三十一日或以前達成，則收購協議將告終止。

於二零零二年六月三日訂立的選購權協議

授予人 : 華潤總公司

持有人 : 本公司

選購權的主旨 : 中國法例及法規或任何審批機關容許本公司或其任何全資附屬公司可擁有萬佳超過百分之六十五的股權後，可隨時購入全部或任何部分其餘權益的選購權。選購權可由本公司或任何由本公司指派的全資附屬公司分批行使，惟不可於二零零三年十二月三十一日以後行使。於二零零三年十二月三十一日以後，倘華潤總公司決定向任何第三方人士(華潤總公司的附屬公司除外)出售全部或任何部分其餘權益時，本公司擁有優先購買權。

獲授選購權的代價 : 本公司需訂立收購協議

行使選購權的條件 : 行使選購權須待(其中包括)獨立股東於本公司股東特別大會上通過決議案批准選購權協議以及可能行使選購權後，方可作實

每次行使選購權的代價 : 選購權權益應佔的歷史成本部分。按最後實際可行日期歷史成本的現值人民幣200,400,000元(約合188,376,000港元)為基準，並假設選購權於最後實際可行日期已全面行使計算，行使選購權的代價應為人民幣200,400,000元(約合188,376,000港元)

董事（包括獨立非執行董事）認為，選購權協議乃在日常業務中進行，且按股東而言乃屬公平合理的一般商業條款訂立。

行使選購權時，本公司須遵從上市規則當時生效的額外規定，以及就此另行發表公佈。

萬佳於二零零一年十二月三十一日的綜合經審核有形資產淨值約為人民幣333,300,000元（約合313,300,000港元）。萬佳於截至二零零一年十二月三十一日止兩個財政年度，除稅及非經常項目前後的綜合經審核純利如下：

	截至十二月三十一日止年度	
	二零零一年	二零零零年
	人民幣千元	人民幣千元
除稅及非經常項目前的綜合經審核純利	55,572（約合52,200,000港元）	38,382（約合36,100,000港元）
除稅及非經常項目後的綜合經審核純利	46,304（約合43,500,000港元）	32,033（約合30,100,000港元）

有關萬佳的資料

萬佳主要在廣東省經營大賣場業務。

一九九一年，萬佳在深圳市經營首間大賣場，並已於深圳市、中山市、珠海市及廣州市建立九間連鎖式大賣場。根據廣東省連鎖經營協會採集的數據，萬佳的銷售額榮登二零零一年廣東省主要零售企業之冠。

每間萬佳大賣場租賃物業的面積由8,000平方米至23,000平方米不等，出售超過60,000種貨品。二零零一年，食品約佔其營業額的百分之三十。每間萬佳大賣場亦出售製藥、個人護理、快餐及其他各類不同產品及服務。

萬佳最初於一九九一年在中國成立為一間有限責任公司，其後於一九九四年轉制成為股份有限公司。華潤總公司與中潤由二零零一年八月起，已分別與萬佳當時個別的股東訂立多項收購協議，收購萬佳百分之一百的股權。收購事項完成後，萬佳將轉制成為中外合資合營企業，由華潤總公司及本公司（或本公司的全資附屬公司）分別持有其百分之三十五及百分之六十五的股權。

訂立收購事項及選購權的理由

基於中國加入世界貿易組織以及國內消費增長強勁等考慮因素，預期中國的零售額於未來數年將有所提高。特別是鑑於連鎖式零售店較傳統零售店更受普羅大眾歡迎，連鎖式零售店的銷售額應可取得較高增長幅度。

收購事項將為本集團提供良機，以鞏固其作為廣東省連鎖式零售店市場的領導地位。於收購事項後，萬佳連同本集團現有超市網絡的銷售額將成為全廣東省零售商之冠。因此，收購事項將有利實踐本公司擬轉型成為國內以零售為主的大型經銷商的計劃。

憑藉萬佳對地區市場的集中滲透與專業知識，加上本集團在中國各省市的多元化業務利益，萬佳將會進一步擴展至深圳市以外的其他地區。

萬佳與本集團超市業務的合併銷售，亦將促使本集團得以統一採購與物流安排，從而減低相關經營成本並提升整體效益。

根據現行中國法例及法規，本公司或任何全資附屬公司均不得在國內零售業務中佔有多數權益。董事預期，就本公司(或其任何全資附屬公司)收購萬佳百分之六十五的股權一事，將可取得審批機關的批文，惟目前未能確定本公司何時才會獲准收購更多的萬佳股權。由於本公司有志於全面進軍國內零售業務，故此一旦中國法例及法規容許可如此行事時，本公司即可利用選購權收購更多的萬佳股權。

有關本公司的資料

本公司乃一間於香港聯交所上市的公司，業務重心在於香港及中國內地的分銷業務。本公司及其附屬公司主要從事物業投資、經銷食品及飲品、石油及化學品、紡織品以及經營在香港和中國內地均為最具規模之一的連鎖式零售店。

一般資料

由於華潤總公司是華潤集團的控股公司，而華潤集團則是持有本公司已發行股本約百分之五十五點六的控權股東，而中潤則為華潤總公司的全資附屬公司，因此，根據上市規則，收購事項及可能行使選購權均構成本公司的關連交易，須經獨立股東於股東特別大會上批准。華潤總公司及其聯繫人將於股東特別大會上放棄就批准收購事項及可能行使選購權一事投票。

股東特別大會

本通函第26至27頁載附股東特別大會的通告。無論　閣下能否親身出席股東特別大會，務請按照代表委任表格上的指示填妥及盡快交回本公司的註冊辦事處，地址為香港灣仔港灣

道26號華潤大廈3908室，惟無論如何最遲須於大會指定舉行時間四十八小時前交回。　閣下填妥並交回代表委任表格後，仍可按本身意願親身出席股東特別大會，並於會上投票。

推薦意見

經考慮收購事項及可能行使選購權的理由、收購協議及選購權協議的有關條款及新加坡發展亞洲的意見後，獨立董事委員會認為收購事項及可能行使選購權一事對獨立股東而言屬公平合理。故此，獨立董事委員會建議獨立股東投票贊成將於股東特別大會上為批准收購事項及可能行使選購權而提呈的各決議案。

其他資料

敬希　閣下垂注本通函的獨立董事委員會函件、新加坡發展亞洲的意見函件及附錄所載的資料。

此致

列位股東　台照

承董事局命
華潤創業有限公司
主席
寧高寧
謹啟

二零零二年六月二十四日

華潤創業有限公司

(根據公司條例於香港註冊成立)

敬啟者：

關連交易

收購萬佳的股權

吾等茲提述本公司於二零零二年六月二十四日致股東之通函(「通函」)，本函件屬於通函之一部分。除非文義所需，否則本通函所用詞彙與通函所界定者具有相同涵義。

獨立董事委員會已獲委任向獨立股東提供有關收購事項及可能行使選購權的意見。此外，新加坡發展亞洲已獲委任為獨立財務顧問，就有關事宜向獨立董事委員會提供意見。

敬請　閣下垂注本通函第3至第8頁的董事局函件，內有關於收購事項及可能行使選購權的資料及訂立收購事項及可能行使選購權的原因。

吾等身為獨立董事，已經與本公司之管理層討論訂立收購協議及選購權的理由，以及達成有關條款之基礎。吾等亦已考慮本通函第10至第14頁，新加坡發展亞洲函件所載該公司在達至有關收購事項及可能行使選購權的意見時曾考慮的主要因素。吾等認同新加坡發展亞洲的見解，一致認為收購事項及可能行使選購權符合本公司與獨立股東的利益，而且有關條款亦屬公平合理。因此，吾等建議獨立股東於股東特別大會上投票贊成通函第26至27頁所載的普通決議案，批准收購協議、選購權協議及可能行使的選購權。

於最後實際可行日期，陳普芬博士實益擁有506,000股股份，佔本公司已發行股本約百分之零點零二四。陳普芬博士已經表示會投票贊成上述之決議案。獨立董事委員會的其他成員並無持有任何股份。

此致

列位獨立股東　台照

獨立董事委員會

陳普芬　　　　黃大寧

謹啟

二零零二年六月二十四日

以下是新加坡發展向獨立董事委員會發出有關收購建議及選購權的函件全文，以供納入本通函內。

新加坡發展亞洲融資有限公司

香港中環德輔道中68號萬宜大廈16樓

敬啟者：

關連交易

收購萬佳的股權

茲提述吾等獲委聘為獨立董事委員在收購事項及可能行使選購權之獨立財務顧問，有關詳情載於二零零二年六月二十四日致獨立股東之通函(「通函」)內，本函件屬於通函之一部分。本函件所用詞彙與通函所界定者具有相同涵義。

吾等在擬定推薦意見時，依賴了通函所載或所述之資料及事實。吾等假設通函所載或所述之資料及聲明於作出時均屬真實準確，且於通函寄發當日仍然真實準確。吾等並無理由懷疑董事向吾等提供之資料及聲明之真實性、準確性及完整性。吾等已接獲董事知會，並且相信通函並無遺漏任何重要事實。

吾等認為已審閱足夠資料以達至有資料根據的意見，亦證明可依賴通函所載資料之真確性，並為吾等之意見提供合理基礎。然而，吾等並無獨立核實獲提供之資料，亦無深入調查貴公司或萬佳或任何彼等各自之附屬公司或聯營公司之業務及事務。

主要考慮因素

吾等在提供關於收購事項及可能行使選購權的意見時，曾考慮下列主要因素及理由：

收購事項

理由

貴集團的主要業務包括物業投資、食品及飲品經銷、石油及化學品、紡織品以及在香港和國內經營最大零售連鎖店之一，其中以香港和國內的經銷業務為重點。

吾等得悉萬佳早於一九九一年已經成立，現已在廣東省成立九間連鎖大賣場，銷售額榮登廣東省主要零售企業之冠。以萬佳穩建確立的零售網絡和業績記錄來看，吾等認為萬佳應可鞏固　貴集團在國內的零售和分銷業務。而且中國加入世界貿易組織後，加上中國強勁的國內消費，吾等認同董事的意見，均認為國內的零售銷售額在未來會繼續增長。

考慮到(i)萬佳的主要業務與　貴集團在零售及分銷業的策略業務重點一致；(ii)萬佳現時在廣東省的分銷網絡和市場地位；(iii)萬佳截至二零零一年十二月三十一日止年度的財務表現；及(iv)對　貴集團擴充和鞏固國內零售和分銷網絡上、提高營運效率、在　貴集團與供應商交易時提商大量購貨的議價能力上，收購事項均有潛在利益，吾等因而認為收購事項符合　貴公司和股東的整體利益。

代價

收購事項的代價(「代價」)達人民幣372,000,000元(約合349,700,000港元)，經訂約雙方參考12.36倍的過往市盈率(「市盈率」)、萬佳截至二零零一年十二月三十一日止年度的綜合純利約人民幣46,300,000元(約合43,500,000港元)後，基於各自獨立的利益而釐定。按萬佳於二零零一年十二月三十一日的綜合資產淨值約人民幣333,300,000元(約合313,300,000港元)計算，代價比萬佳於當日的資產淨值約有46.6%(人民幣155,400,000元(約合146,000,000港元))的溢價。

由於萬佳從事零售分銷業務，加上有經常現金流量，吾等因而認為相對比較代價和萬佳的資產淨值，以市盈率為參考基準是常用的估值基準，實屬合理妥當。

吾等在評估代價是否公平合理時，已參考香港業務與萬佳接近的可資比較公司(見下文)。吾等找出吉之島(香港)百貨公司(「吉之島」)，作為業務相近的可資比較公司。但嚴格而言，吉之島亦不算是大賣場經營商，而且香港市場的大小、市場環境以至經濟狀況均有別於國內。吾等留意到，雖然吉之島在香港這個相對成熟的市場經營，但根據吉之島最新公佈截至二零零二年二月二十八日止年度的經審核財務資料顯示，吉之島股份於收購協議訂立當日的過往市盈率亦約達15.0倍。在本市盈率分析中，即使吉之島與萬佳之間的差異以及萬佳並非上市公司，吾等仍認為代價是公平合理的。

由於香港只有一間可資比較上市公司，因此吾等亦參考了國內(萬佳的主要市場)、美國(零售市場大小與國內相若)以及法國(頂尖大賣場經營商之一 — Carrefour S.A.的駐守地)等地的證交所上市，而且業務與萬佳相若的可資比較公司(統稱「可資比較國家」)的市盈率：

可資比較國家	**過往市盈率幅度**(倍)(附註1)		
	高	低	平均
國內	127.3	44.5	64.1
美國(附註2)	42.5	12.3	28.2
法國(附註3)	29.4	9.1	19.9
萬佳			**12.36**

附註：

1. 按可資比較國家的公司最新公佈的二零零一年經審核財務資料以及於二零零二年六月四日各自的收市價計算。

2. 此等可資比較公司中，Wal-Mart在中國有業務經營，股份的過往市盈率約為35.7倍。

3. 此等可資比較公司中，Carrefour S.A.在中國有業務經營，股份的過往市盈率約為29.4倍。

代價引申出的萬佳過往市盈率比吉之島的過往市盈率低，介乎可資比較國家公司過往市盈率幅度之內，而且可與可資比較國家公司的平均市盈率作比較。

考慮到以上吉之島和可資比較國家的市盈率分析，吾等認為代價對於 貴公司及獨立股東而言屬公平合理。

選購權

在收購事項完成時， 貴公司將成為萬佳的控股股東，而華潤總公司則繼續保留其餘權益。選購權可由 貴公司或 貴公司提名的任何一間全資附屬公司行使，甚至可分階段但必須於二零零三年十二月三十一日之前行使。吾等認為選購權有助 貴公司在時機適合及中國法規許可下收購萬佳的全部股權。吾等留意到， 貴公司訂立收購協議是獲授選購權的代價。基於上述訂立收購協議的理由，加上 貴公司並無因持有選購權而招致額外成本；再考慮到選購權賦予可收購其餘權益的權利，吾等認為選購權符合 貴公司和獨立股東的利益。

行使選購權的代價亦即選購權權益的應佔歷史成本。歷史成本相等於賣方於選購權協議訂立當日，在萬佳的加權平均投資成本人民幣200,400,000元(約合188,400,000港元)和華潤總公司或其附屬公司日後可能在萬佳的出資額的總和。吾等認為在本情況採用投

資成本法釐定選購權的行使代價是相對保守的方法，因為行使價並不反映萬佳由收購協議訂立當日起至二零零三年十二月三十一日止期間的盈利能力和增長潛力，因此以投資成本法計算是符合 貴公司和獨立股東的利益。 貴公司在收購事項完成時將成為萬佳的控股股東，因此適合釐定萬佳的資本開支以及華潤總公司須按比例支付的出資額。

以盈利前景評估時，假設選購權行使前再無產生額外的資本開支，按選購協議訂立當日，收購事項引申的估值計算，其餘權益的代價相等於應佔萬佳的權益，即萬佳截至二零零一年十二月三十一日的綜合純利有過往市盈率約12.36倍。此外，以萬佳截至二零零一年十二月三十一日止年度的歷史業績計算，加權平均資本的回報率(即純利除以股東資本所得的商數)約為18%，相等於過往市盈率約5.6倍。假設過往資本回報率在收購事項完成後維持不變，按一元對一元的代價計算，華潤總公司額外出資額約相等於市盈率5.6倍，比可資比較國家公司的市盈率更理想。

基於上述分析，吾等認為選購權的行使代價對 貴公司和獨立股東而言屬公平合理。

考慮到(i) 貴公司在收購事項完成時在萬佳的控股權益；(ii) 貴公司積極參與國內的零售業務是 貴公司的策略業務重點和承諾；(iii)選購權的條款 — 貴公司可完全酌情分階段行使，而且即使選購權屆滿(二零零三年十二月三十一日)後， 貴集團在收購其餘權益上仍享有優先購買權；及(iv)上文有關行使選購權準則的解釋，吾等因而認為可能行使選購權對 貴公司和獨立股東的利益而言屬公平合理。

備考財務影響

盈利

截至二零零一年十二月三十一日止年度， 貴公司股東應佔的經審核綜合盈利約達1,205,000,000港元。按萬佳截至二零零一年十二月三十一日止年度的綜合業績計算，及假設收購事項已於二零零一年一月一日完成，並為代價在年內按1.9厘的息率可能賺取的利息收入(除稅後)和估計每年的商譽金額(如下文解釋)作出調整後， 貴集團在收購事項完成時的備考綜合純利應約為1,220,000,000港元(已經為下文闡釋的年度商譽而調整)。以最後實際可行日期已發行的股數計算，每股備考經調整盈利應會因收購事項而由約0.581港元升至0.589港元。

在收購事項完成時，將會出現約達人民幣155,400,000元（約合146,000,000港元）的商譽。據吾等所知，該筆商譽會按直線法在二十年內攤銷。假設商譽以二十年直線法的會計政策處理，則估計每年的商譽約為7,300,000港元。即使出現該筆商譽，但考慮到收購事項對提高整體盈利的影響後，吾等與董事的意見一致，均認為收購事項會為　貴集團的盈利基礎帶來正面影響。

資產淨值

貴集團於二零零一年十二月三十一日的經審核綜合資產淨值約達11,987,000,000港元。假設收購事項於二零零一年十二月三十一日已告完成，本集團經調整綜合資產淨值於收購事項完成時大概應會維持不變。

營運資金

考慮到　貴集團在二零零一年十二月三十一日的現金及銀行結餘約5,884,000,000港元後（代價約佔該筆現金及銀行結餘的百分之六），並且與董事討論　貴集團的未來資本開支計劃後，吾等認為　貴集團的營運資金狀況不會受收購事項嚴重影響。

推薦意見

經考慮上述各項主要因素及理由後，吾等認為收購事項及可能行使選購權乃符合　貴公司和獨立股東的利益，而有關條款對　貴公司和獨立股東而言乃屬公平合理。因此，吾等提議獨立董事委員會建議獨立股東在股東特別大會上，投票贊成將予提呈的普通決議案，批准收購事項及可能行使選購權。

此致

華潤創業有限公司
獨立董事委員會　台照

代表
新加坡發展亞洲融資有限公司
董事　　董事
劉志華　　洪琬貽
謹啟

二零零二年六月二十四日

1. 責任聲明

本通函所載資料乃遵照上市規則而提供，旨在提供有關本公司的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實致使本通函所載任何陳述具有誤導成份。

2. 權益披露

於最後實際可行日期，陳普芬博士個人實益擁有506,000股股份的權益，並以司法受託人身份持有70,000股股份。宋林先生因其妻擁有200,000股股份的權益，而被視為擁有該等股份的權益。

於最後實際可行日期，以下董事於根據本公司及其相聯法團的購股權計劃授出的購股權中擁有的權益如下：

(a) 根據本公司購股權計劃授出的購股權，全部可由授出日期起計不超過十年的期間內行使以認購股份(於批授中另有所指者除外)

董事姓名	授出日期	行使價(港元)	尚未行使購股權數目
寧高寧	一九九六年五月十一日	3.856	3,300,000
	二零零零年六月二十日	7.190	3,300,000
	二零零二年二月七日	7.170	1,200,000
宋林	二零零零年六月二十日	7.190	200,000 (附註)
	二零零二年二月七日	7.170	2,000,000
陳樹林	二零零零年十一月二十一日	7.080	1,186,000
	二零零二年二月七日	7.170	1,326,000
喬世波	二零零二年二月七日	7.170	1,800,000
閻 飈	一九九六年五月十一日	3.856	1,700,000
	二零零零年六月二十日	7.190	3,000,000
	二零零二年二月七日	7.170	1,000,000
姜智宏	二零零零年六月二十日	7.190	1,400,000
	二零零二年二月七日	7.170	500,000
劉百成	二零零零年六月二十日	7.190	1,000,000
	二零零二年二月七日	7.170	500,000
陳威武	二零零零年六月二十日	7.190	800,000
	二零零二年二月七日	7.170	300,000

附註： 根據披露權益條例第31條，宋林先生被視為擁有本公司向其妻授出的200,000股股份購股權的權益。

董事姓名	授出日期	行使價 (港元)	尚未行使 購股權數目
王　群	一九九六年五月十一日	3.856	40,000
	二零零零年六月二十日	7.190	400,000
	二零零二年二月七日	7.170	400,000
鍾　義	一九九六年五月十一日	3.856	80,000
	二零零零年六月二十日	7.190	1,500,000
鄺文謙	二零零二年二月七日	7.170	2,000,000
蔣偉	二零零二年三月八日	7.500	600,000
謝勝喜	二零零二年三月八日	7.500	380,000

(b) 根據一間相聯法團 — 華潤置地有限公司購股權計劃授出的購股權

董事姓名	授出日期(附註)	行使價 (港元)	尚未行使 購股權數目
寧高寧	一九九七年六月二十七日	4.592	2,500,000
	二零零零年七月二十日	0.990	2,500,000
閻　飈	一九九七年六月二十七日	4.592	2,300,000
	二零零零年七月二十日	0.990	2,400,000
姜智宏	一九九七年六月二十七日	4.592	2,000,000
	二零零零年七月二十日	0.990	1,300,000
鍾　義	二零零零年七月二十日	0.990	2,000,000
蔣　偉	二零零二年三月四日	1.590	720,000
謝勝喜	二零零二年三月四日	1.590	460,000

附註：　華潤置地有限公司於二零零二年三月四日授出的購股權的行使期介乎授出之日起計十年之內。除此以外，所有其他購股權的行使期限均由授出當日起至二零零七年五月二十七日止。

(c) 購股權乃根據一間相聯法團 — 華潤勵致有限公司的購股權計劃而授出，所有購股權可由授出日期起計十年期間予以行使

董事姓名	授出日期	行使價 (港元)	尚未行使 購股權數目
寧高寧	二零零二年五月二十二日	0.920	1,000,000
宋　林	二零零零年九月二十一日	0.590	8,000,000
閻　飈	二零零一年十二月四日	0.790	6,000,000
蔣　偉	二零零二年四月九日	0.820	720,000
謝勝喜	二零零二年四月九日	0.820	450,000

除上文所披露者外，於最後實際可行日期，董事概無於本公司或其任何相聯法團的股本或有關股本的購股權中，擁有根據披露權益條例第28條或上市規則所規定上市公司董事進行證券交易的標準守則而須向本公司及聯交所申報的權益(包括根據披露權益條例第31條或附表第一部彼等被視作或計作擁有的權益)，或根據披露權益條例第29條須登記於該條例所指的登記冊中的權益。

於最後實際可行日期，董事或新加坡發展亞洲概無於本集團任何成員公司自二零零一年十二月三十一日(即本集團最近期的經審核綜合財務報表的結算日期)以來所購買或出售或租賃，或擬訂購買或出售或租賃的任何資產中擁有任何直接或間接權益。

董事概無與本公司或本集團任何成員公司訂立任何現有或擬訂，不可由僱主於一年內免付賠償(法定賠償除外)而予以終止的服務合約。

於本通函刊發日期，董事並無在任何仍然有效且對本公司或本集團任何成員公司的業務有重大影響的合約或安排中直接或間接擁有任何重大權益。

3. 主要股東

於最後實際可行日期，據董事所知或在彼等作出合理查詢後可確認，直接或間接地持有任何類別股本面值百分之十或以上權益（附有權利在任何情況下可於本集團任何成員公司的股東大會上投票）的人士如下：

持有權益方名稱	以持有權益方名義登記或持有權益方應佔的股份數目	持股量百分比
華潤總公司	1,153,776,475股	55.64
華潤集團	1,153,776,475股	55.64

附註：華潤集團是本公司的直屬控股公司，而華潤總公司則為華潤集團的控股公司，因此，根據披露權益條例第8條，華潤總公司和華潤集團均被視為擁有本公司股本同等權益。

本集團成員公司（附註）	主要股東名稱（附註）	持股量百分比
華潤啤酒有限公司（前稱華潤創業啤酒有限公司）	South African Breweries International (Asia) Limited	49
長春華潤啤酒有限公司	長春威士龍啤酒有限公司	15
鞍山華潤啤酒有限公司	鞍山啤酒廠	10
華潤藍劍（廣安）啤酒有限責任公司	四川藍劍（集團）有限責任公司	38
華潤藍劍（樂山）啤酒有限責任公司	四川藍劍（集團）有限責任公司	38
華潤藍劍（成都）啤酒有限責任公司	四川藍劍（集團）有限責任公司	38
華潤藍劍（達州）啤酒有限公司	四川藍劍（集團）有限責任公司	38

附註：本集團成員公司的主要股東的中文名稱已翻譯為英文（如適用）。

本集團成員公司（附註）	主要股東名稱（附註）	持股量百分比
華潤藍劍（邛崍）啤酒有限責任公司	四川藍劍（集團）有限責任公司	38
華潤藍劍（綿竹）啤酒有限責任公司	四川藍劍（集團）有限責任公司	38
華潤藍劍（綿陽）啤酒有限責任公司	四川藍劍（集團）有限責任公司	38
華潤藍劍（南充）啤酒有限公司	四川藍劍（集團）有限責任公司	38
華潤藍劍（內江）啤酒有限責任公司	四川藍劍（集團）有限責任公司	38
華潤藍劍（什邡）啤酒有限責任公司	四川藍劍（集團）有限責任公司	38
華潤藍劍（自貢）啤酒有限責任公司	四川藍劍（集團）有限責任公司	38
大連華潤棒棰島啤酒有限公司	大連棒棰島啤酒股份有限公司	20
吉林華潤啤酒有限公司	吉林松源食品醫葯工業公司	10
哈爾濱華潤啤酒有限公司	黑龍江新三星集團股份有限公司	30
遼陽華潤美月啤酒有限公司	遼陽美月啤酒股份有限公司	40

附註：本集團成員公司的主要股東的中文名稱已翻譯為英文（如適用）。

本集團成員公司 (附註)	主要股東名稱 (附註)	持股量 百分比
瀋陽華潤啤酒有限公司	瀋陽市釀酒廠	10
四川華潤藍劍啤酒有限責任公司	四川藍劍(集團)有限責任公司	38
瀋陽華潤雪花啤酒有限公司	瀋陽啤酒廠	10
瀋陽華潤創業釀酒有限公司	瀋陽望花啤酒廠	20
瀋陽盛陽啤酒有限公司	瀋陽啤酒廠	10
瀋陽雪花啤酒有限公司	瀋陽啤酒廠	10
武漢華潤啤酒有限公司	武漢東西湖啤酒(集團)股份有限公司東啤廠	40
武漢華潤東西湖啤酒有限公司	武漢東西湖啤酒(集團)股份有限公司東啤新廠	40
武漢華潤行吟閣啤酒有限公司	武漢東西湖啤酒(集團)股份有限公司東啤二廠	40
Senica International Limited	Cheung Kong Investment Company Limited	22.5
	Crownmax Limited	22.5
大連華潤油脂化學有限公司	大連油脂化學廠	10

附註： 本集團成員公司的主要股東的中文名稱已翻譯為英文(如適用)。

本集團成員公司 (附註)	主要股東名稱 (附註)	持股量百分比
博興華潤油脂化學有限公司	博興縣蓮源化工有限公司	15
上海華潤保潔用品有限公司	上海張江實業總公司	10
Tactical Solutions Incorporated	Esprit China Distribution Limited	49
Upmarket Enterprises Limited	Splendid Approach Group Limited	45
南京華潤東方投資管理有限責任公司	南京東方商城有限責任公司	10
南京華潤石油氣有限公司	南京公用控股(集團)有限公司	25
	南京中北(集團)股份有限公司	14
	南京市公共交通總公司	10
常熟華潤石油化工有限公司	常熟市沿江經濟開發集團	10
珠海經濟特區機動車器材供應有限公司	廣東省拱北汽車運輸有限責任公司	20
深圳市蛇口船舶燃料運輸供應有限公司	深圳市中貿源實業發展有限公司	20

附註：本集團成員公司的主要股東的中文名稱已翻譯為英文(如適用)。

本集團成員公司 (附註)	主要股東名稱 (附註)	持股量 百分比
深圳華潤特種油劑有限公司	深圳市維比工業軟件有限公司	30
中山市華虹石化有限公司	中山市長虹石油貿易有限公司	30
東莞華潤石油化工有限公司	廣東省東莞市石油公司	49
潤順(香港)有限公司	撫順遠航蜡製品實業公司	45
北京京港潤豐有限公司	中糧酒飲料食品進出口公司 北京市糧油食品進出口公司	10
China International Fisheries Corp.	中國水產總公司	49
China International Fisheries Hong Kong Limited	劉汝全	49
中國酒業貿易有限公司	歐陽亦芃	10
中港聯合生豬有限公司	中國生豬貿易有限公司 香港生豬貿易有限公司 聯能貿易有限公司	15.59 15.59 17.82
杭州五豐嘉興冷食有限公司	杭州冷氣製品廠	40
杭州五豐冷食有限公司	杭州冷氣製品廠	40

附註：　本集團成員公司的主要股東的中文名稱已翻譯為英文(如適用)。

本集團成員公司 (附註)	主要股東名稱 (附註)	持股量 百分比
湖北五豐肉類食品有限公司	湖北省公安縣肉聯廠	49
湖州五豐冷食有限公司	杭州冷氣製品廠	40
江西五豐食品有限公司	會昌縣精製米食公司	42
江西立新食品有限公司	江西省糧油食品進出口公司	49
江西五豐畜牧科技有限公司	江西省糧油食品進出口公司	49
江西五豐牧業有限公司	江西省糧油食品進出口公司	49
九龍生牛貿易有限公司	葉滿棠	20
	建天有限公司	20
聯友企業有限公司	四川省糧油食品進出口公司	49
香港文聯運輸有限公司	中糧深圳糧油食品進出口公司	20
五豐屠房(香港)有限公司	富高企業有限公司	30
廣東華潤超級市場有限公司	中山市城鄉消費合作社	15

附註： 本集團成員公司的主要股東的中文名稱已翻譯為英文(如適用)。

本集團成員公司 (附註)	主要股東名稱 (附註)	持股量 百分比
上海華潤超級市場有限公司 (自動清盤中)	上海豫園(集團)有限公司	40
上海五豐畜禽食品有限公司	上海市食品進出口公司	49
山東華潤厚木尼龍有限公司	日本厚木株式會社	40
通州華潤印染有限公司	江蘇八一印染織造集團有限公司	11.61
煙台華潤木製品有限公司	煙台市聚氨酯製品工業公司	45

除上文所披露者外，股東名冊上並無錄得任何其他人士持有任何類別股本面值百分之十或以上的權益(附有權利在任何情況下可於本集團任何成員公司的股東大會上投票)。

4. 重大不利變動

董事並不知悉，自二零零一年十二月三十一日(即本集團最近期之經審核財務報表之結算日)以來，本集團之財政狀況或業務前景出現任何重大變動。

5. 專家同意書

新加坡發展亞洲已就本通函的刊行發出同意書，表示同意按本通函所載形式及涵義轉載其函件及引述其名稱，且迄今並無撤回同意書。

新加坡發展亞洲並無擁有本集團任何成員公司股本的實益權益，亦無擁有可認購或提名他人認購本集團任何成員公司的證券的權利(不論可否依法執行)。

附註：　本集團成員公司的主要股東的中文名稱已翻譯為英文(如適用)。

6. 其他事項

本公司的公司秘書為香港執業律師李業華。

本公司的股份過戶登記處為標準證券登記有限公司，地址為香港中環干諾道中111號永安中心5樓。

本通函及代表委任表格的中英文文本如有歧異，概以英文文本為準。

7. 備查文件

以下文件可由本通函刊發日期起直至二零零二年七月十日（包括該日）星期一至六（公眾假期除外）一般辦公時間內，在本公司的註冊辦事處查閱：

(a) 該收購協議；

(b) 本公司與華潤總公司於二零零二年六月三日訂立的協議，協議關於向本公司（或其全資附屬公司）授出在華潤總公司及其附屬公司的中國零售業務的現有投資或新投資機會的優先購買權；

(c) 該選購權協議；

(d) 本通函所載新加坡發展亞洲函件；

(e) 本附錄第5段所述新加坡發展亞洲同意書；及

(f) 本通函所載由獨立董事委員會向獨立股東發出的建議書。

華潤創業有限公司

（根據公司條例於香港註冊成立）

茲通告本公司的股東特別大會（「股東特別大會」）將於二零零二年七月十日（星期三）上午十時正假座香港灣仔港灣道26號華潤大廈3908室舉行，以考慮並酌情通過下列於會上提呈的決議案為普通決議案：

普通決議案

「動議：

(1) 批准中國華潤總公司（「華潤總公司」）、中潤國內貿易公司（「中潤」）與本公司於二零零二年六月三日為本公司（或其全資附屬公司）以人民幣372,000,000元的代價，向華潤總公司和中潤收購萬佳百貨股份有限公司百分之六十五股權而訂立的有條件收購協議（「收購協議」）（註有「A」字樣的協議乙份已提呈大會，並由大會主席簽署，以資識別），以及批准根據收購協議進行的交易，並授權本公司董事（或任何一位）代表本公司簽署、蓋章、簽立、完成和交付所有實行收購協議所需或適合或合宜或與其有關的該等文件，以及採取所有實行收購協議所需或適合或合宜或與其有關的步驟和作出任何其他及所有行動和事宜，包括但不限於在彼等酌情認為適合並符合本公司利益時，直接或間接行使或執行本公司在收購協議內的任何權利，以及對收購協議的條款作出彼等認為適合並符合本公司利益的修訂並同意該等修訂；

(2) 待股東於股東大會上批准第(1)項決議案後，批准華潤總公司與本公司於二零零二年六月三日為向本公司（或其全資附屬公司）授出選購權，收購華潤總公司或其附屬公司不時持有的萬佳其餘股權全部或部份而訂立的有條件選購權協議（「選購權協議」）（註有「B」字樣的協議乙份已提呈大會，並由大會主席簽署，以資識別），以及批准根據選購權協議進行的交易，並透過本公司獨立董事的決議案，授權本公司董事按照選購權協議的條款，一次或多次行使選購權，並授權本公司任何董事代表本公司簽署、蓋章、簽立、完成和交付所有實行選購權協議所需或適合或合宜或其有關的

該等文件，以及採取所有實行行使選購權及選購權協議所需或適合或合宜或與其有關的步驟和作出任何其他及所有行動和事宜，包括但不限於在彼等酌情認為適合並符合本公司利益時，直接或間接行使或執行本公司在選購權協議內的任何權利。」

承董事局命
公司秘書
李業華

香港，二零零二年六月二十四日

附註：

1. 凡有權出席股東特別大會並於會上投票的股東，均可委任一名或以上的受委代表出席，並於以投票表決時代其投票。受委代表無需為本公司股東。

2. 代表委任表格連同已簽署的授權書或其他授權文件(如有)，或經由公證人簽署證明的授權書或授權文件副本，最遲須於股東特別大會指定舉行時間四十八小時前送達本公司註冊辦事處，地址為香港灣仔港灣道26號華潤大廈3908室，方為有效。

此乃白頁　特意留空

目　錄

重要文件

閣下如對本通函任何方面或應採取的行動**有任何疑問**，應諮詢　閣下的股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或**轉讓**名下所有的華潤創業有限公司的股份，應立即將本通函連同附奉的代表委任表格送交買主或承讓人，或經手買賣或轉讓的銀行、股票經紀或其他證券代理商，以便轉交買主或承讓人。

華潤創業有限公司

(根據公司條例於香港註冊成立)

關連交易

收購萬佳百貨股份有限公司的股權

獨立董事委員會的獨立財務顧問

新加坡發展亞洲融資有限公司

獨立董事委員會於二零零二年六月二十四日發出的函件載於本通函第9頁，當中有關於收購事項和可能行使選購權的推薦建議。獨立財務顧問新加坡發展亞洲致獨立董事委員會的意見函件載於本通函第10頁至第14頁。

華潤創業有限公司謹訂於二零零二年七月十日(星期三)上午十時正，假座香港灣仔港灣道26號華潤大廈3908室舉行股東特別大會，召開大會的通告載於本通函第26至27頁，而代表委任表格亦已隨函附奉。　閣下無論能否出席股東特別大會並於會上投票，務請填妥隨附的代表委任表格，並盡快交回本公司的註冊辦事處，地址為香港灣仔港灣道26號華潤大廈3908室，惟無論如何最遲須於股東特別大會指定舉行時間四十八小時前交回。　閣下填妥並交回代表委任表格後，仍可按本身意願親身出席股東特別大會或其任何續會，並於會上投票。

二零零二年六月二十四日